FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Graves, Herbert C.	Uni-Marts, Inc. UNI	X Director _____ 10% Owner

(Last) (First) (Middle)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year	_____ Officer (give title below) _____ Other (specify below)
202-18-1034	February 27, 2003	

c/o Uni-Marts, Inc.
477 East Beaver Avenue
(Street)

State College, PA 16801

(City) (State) (Zip)

5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
	x Form filed by One Reporting Person _____ Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7) Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price			
Common Stock	2/27/03	A		3,875	A	$1.29	14,660	D	
Common Stock							15,000	I	Graves Family LTD Partnership

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option - Right to Buy	$3.50						6/18/99	6/17/08	Common Stock	7,000		7,000	D	
Option - Right to Buy	$2.875						2/25/00	2/24/09	Common Stock	2,500		2,500	D	
Option - Right to Buy	$1.50						2/24/01	2/23/10	Common Stock	3,000		3,000	D	
Option - Right to Buy	$2.15						2/22/02	2/21/11	Common Stock	3,500		3,500	D	
Option - Right to Buy	$2.55						2/21/03	2/20/12	Common Stock	4,000		4,000	D	
Option - Right to Buy	$1.29	2/27/03	A		4,000		2/27/04	2/26/13	Common Stock	4,000		4,000	D	

Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

Explanation of Responses:

_____/s/ N. Gregory Petrick_____   _____February 28, 2003_____
**Signature of Reporting Person   Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   *   If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

   **   Intentional misstatements or omissions of facts constitute Federal Criminal Violations
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure